Exhibit h(7)




                                                     March 15, 1999

THE WEISS FUND

         Re:      Administration and Accounting Services Fees

Dear Sir/Madam:

         This letter represents a revision to the Administration and Accounting Services Fees dated June 20, 1996. Pursuant to Paragraph 11 of the Administration and Accounting Services Agreement between PFPC Inc ("PFPC") and The Weiss Fund, formerly, Weiss Treasury Fund, ("you" or the "Fund") dated June 26, 1996, and with respect to Weiss Treasury Only Money Market Fund only, you will pay PFPC the following:

1. An annual administration and accounting services fee, calculated daily and payable monthly based upon the following: .10% of the first $200 million of average net assets; .075% of the next $200 million of average net assets; .05% of the next $200 million of average net assets; and .03% of average net assets in excess of $600 million. PFPC agrees to cap total annual administration and accounting services fees with respect to Weiss Treasury Only Money Market Fund only at .09% of average net assets for such portfolio.

2. PFPC's out-of-pocket expenses including, but not limited to, overnight express charges, outside independent pricing service charges, and travel expenses incurred for board meeting attendance.

3.       A minimum monthly fee of $4,617, exclusive of out-of-pocket expenses.

         The fee for the period from the date hereof until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.
         If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                                    Very truly yours,

                                    PFPC INC.


                                    By:      /S/ JOSEPH GRAMLICH
                                    Title:  Senior Vice President

Accepted:

THE WEISS FUND


By:      /S/ JOHN N. BREAZEALE
         Title:  President